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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                               AETERNA LABORATORIES INC.
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F ____   Form 40-F    X
                                                   ----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes ____  No   X
                                            ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                 DOCUMENTS INDEX




Documents Description

----- ------------------------------------------------------------- ----------
1.     Press Release of November 5, 2003: AEterna Reports Third
       Quarter Results
----- ------------------------------------------------------------- ----------



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                             [GRAPHIC OMITTED]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE


               AETERNA LABORATORIES REPORTS THIRD QUARTER RESULTS

x    AETERNA  - REVENUES INCREASED 55% AND BURN RATE NARROWED TO $1.1 MILLION
x    ATRIUM - SALES INCREASED 22% AND NET EARNINGS INCREASED 23%
x SOLID FINANCIAL POSITION - $75 MILLION IN CASH AND SHORT-TERM INVESTMENTS, AS WELL AS STRONG PERFORMANCE FROM MARKETED PRODUCTS AND ATRIUM SUBSIDIARY

All amounts are in Canadian dollars

QUEBEC CITY, CANADA, NOVEMBER 5, 2003 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) today reported total revenues for the third quarter ended September 30, 2003 of $37.8 million, an increase of 55% compared with total revenues of $24.4 million for the 2002 third quarter. The gross margin on product sales for the 2003 third quarter improved to 26% compared with 23% for the same period last year. Investment in R&D during the third quarter of 2003 was $9.8 million, up from $6.5 million during the comparable period last year. This R&D increase is primarily associated with the development of 11 products and the discovery platform gained with the acquisition of Zentaris in December 2002.

With this increase in total revenues and despite higher R&D investments, the Company reported that its operating loss narrowed for the third quarter 2003 to $5.3 million, down from an operating loss of $5.5 million for the third quarter of 2002. Net loss was $9.2 million, or $0.20 per share, in the 2003 third quarter compared with a net loss of $6.2 million, or $0.15 per share, for the comparable period in 2002. The net loss increase was largely due to depreciation and amortization (D&A) related to the acquisition of Zentaris, as well as to non-cash interest expenditure.

Commenting on the Company's third quarter results, Gilles Gagnon, AEterna's President and Chief Executive Officer, said, "At the financial level, this quarter was marked mainly by substantial revenues from Cetrotide(R) marketed for IN VITRO fertilization and by the strong growth in sales and net earnings from our subsidiary Atrium Biotechnologies, which acquired Chimiray/Interchemical in August of this year. At the clinical development level, our kidney cancer Phase III trial with Neovastat(R) did not reach its primary clinical endpoint. However, we are pursuing our non-small cell lung cancer Phase III trial, whereby Neovastat(R) is administered as a first-line therapy along with standard treatment. In addition, many other products in oncology, endocrinology, and infectious diseases ensure a constant flow of high potential projects. Two marketed products are gaining market share; Cetrotide(R), and Impavido(R), the first oral treatment for black fever and for a parasitic skin disease. In addition, we are currently completing Phase II trials with Cetrorelix in uterus myoma, endometriosis and benign prostatic hyperplasia. Considering the scope of our pipeline, the strength of our international network of partners and the profitability of our subsidiary Atrium, the Company is well positioned to pursue its long-term growth."

Dennis Turpin, AEterna's Vice President and CFO, added, "The Company's financial position remains solid with $75.4 million in cash and short-term investments as of September 30, 2003, growing revenues from our marketed products, and a strong performance from Atrium. Furthermore, while we had major R&D investments in this quarter, only $1.1 million was used for operating activities and $0.3 million for the acquisition of long-lived assets."

NINE-MONTH RESULTS

AEterna total revenues for the nine months ended September 30, 2003, increased 60% to $117.5 million, compared with $73.2 million for the first nine months of 2002. Product sales increased 22% to $89.3 million. License income and research contract fees related to marketed products and products in development reached $28.2 million for the first nine months of 2003. The Company reported a year-to-date 2003 operating loss of $7.6 million, much reduced from an operating loss of $14 million for the comparable prior-year period, despite the fact that R&D investments increased to $31.7 million from $17.1 million during that same period. The net loss for the first nine months of 2003 was $18.6 million, or $0.43 per share, compared with a net loss of $17.8 million, or $0.46 per share, for the first nine months of 2002.

ATRIUM CONSOLIDATED THIRD QUARTER RESULTS

During the third quarter of 2003, sales of AEterna's subsidiary, Atrium, reached $29.9 million, compared with $24.4 million for the comparable period of 2002, representing a 22% increase. Operating income reached $3.9 million during the quarter, compared with $2.9 million for the same quarter in 2002, a 37% increase. Net earnings increased 23% to $2 million, compared with $1.6 million for the same period a year earlier. This growth is mainly due to the acquisition, last August, of Chimiray-Interchemical and to the increased gross margin generated by product sales.

ATRIUM CONSOLIDATED NINE-MONTH RESULTS

For the nine months ended September 30, 2003, Atrium sales reached $82.9 million compared with $73.2 million for the same period in 2002, representing a 13% increase. Operating income increased 15% to $10.6 million, from $9.2 million in 2002. Since the start of the year, Atrium has reported $5.2 million in net earnings compared with $5.1 million in 2002.

THIRD QUARTER 2003 HIGHLIGHTS

x Phase III trial results with Neovastat(R) in kidney cancer - In September, AEterna reported Phase III trial results for Neovastat(R) in renal cell carcinoma, a form of kidney cancer. The study involved 305 patients and did not reach its primary clinical endpoint, which was to increase the median survival time of treated patients by 50%.

x POSITIVE PHASE III RESULTS WITH IMPAVIDO(R) IN CUTANEOUS LEISHMANIASIS (PARASITIC SKIN DISEASE) - In July, the Company reported positive results of a Phase III trial evaluating Impavido(R) (Miltefosine) for the treatment of cutaneous leishmaniasis, a severe skin disease. The data showed that patients taking Impavido(R) had a 220% better cure rate than those in the placebo group. These favorable data enable the Company to apply for marketing authorization in South American countries where the cutaneous form of the disease is predominant. Impavido(R) is currently sold in India and is the only oral cure for the life-threatening visceral form of leishmaniasis (black fever).

x CLOSING OF A $35.6 MILLION BOUGHT DEAL - In July, AEterna closed a $35.6 million bought deal, issuing 4.5 million subordinate voting shares at $7.90 per share. The net proceeds of $33.8 million of this financing will be used to further develop the product pipeline, pursue the Company's growth strategy and for general corporate purposes.

x ACQUISITION OF CHIMIRAY/INTERCHEMICAL BY ATRIUM - In August, AEterna's subsidiary, Atrium, acquired 100% of all issued and outstanding shares of Chimiray-Interchemical for (Euro)11.5 million ($18.4 million), payable by the issuance of a long-term debt of (Euro)5 million ($8 million) and the residual of (Euro)6.5 million ($10.4 million) in cash. Based in Paris, Chimiray-Interchemical is focused mainly in the distribution of fine chemicals and active ingredients. Net sales for the last twelve-month period were approximately (Euro)35 million ($52 million). The company generated net earnings and was cash flow positive.

CONFERENCE CALL INFORMATION

Management will be hosting an investment community conference call beginning at 10:00 a.m. Eastern Time today, Wednesday, November 5, to discuss third quarter results and to answer questions.

To participate in the live call by telephone, please dial 514-807-8791, 416-640-4127 or 800-814-4890. Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeterna.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA LABORATORIES

AEterna Laboratories is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases. In oncology, Neovastat(R) is in a Phase III trial for non-small cell lung cancer. In endocrinology, Cetrotide(R) is sold in the U.S. and Europe to the in vitro fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany. Zentaris generated more than $30 million in revenues and was cash flow positive in 2002.

In addition, AEterna owns 62% of Atrium Biotechnologies, a profitable and growing developer, distributor and marketer of active ingredients, fine chemicals, cosmetic and nutritional products with sales exceeding $100 million in 2002.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current Phase III trial in non-small cell lung cancer, call 888-349-3232.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and


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uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                  -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com



Attachment: Financial summary


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AETERNA LABORATORIES INC. (TSX: AEL ; NASDAQ: AELA)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except share and per share data)

                                                                 QUARTERS ENDED                     NINE MONTHS ENDED
                                                                   SEPTEMBER 30                        SEPTEMBER 30
                                                      ------------------------------------------------------------------------
CONSOLIDATED RESULTS                                              2003              2002              2003              2002
Unaudited                                                           $                 $                 $                 $
-------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales                                                             31,698            24,407            89,308            73,196
License income and research contract fees                          6,131                 -            28,209                 -
                                                       ------------------------------------------------------------------------
                                                                  37,829            24,407           117,517            73,196
                                                       ------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                     23,543            18,864            67,156            56,350
General, selling and administrative                                7,465             3,901            19,439            12,073
R&D costs, net of tax credits and grants                           9,788             6,525            31,668            17,058
Depreciation and amortization                                      2,336               646             6,853             1,679
                                                       ------------------------------------------------------------------------
                                                                  43,132            29,936           125,116            87,160
                                                       ------------------------------------------------------------------------
Operating Loss                                                    (5,303)           (5,529)           (7,599)          (13,964)
Interest income                                                      497               729             1,660             2,012
Interest and financial expenses                                   (1,399)             (114)           (3,487)             (324)
Foreign exchange loss                                                 94                84            (1,264)             (184)
                                                       ------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                   (6,111)           (4,830)          (10,690)          (12,460)
Current income taxes                                              (1,447)             (808)           (3,552)           (1,773)
Future income taxes                                                 (647)             (140)           (1,701)           (1,313)
Gain on dilution                                                     (64)               425              (64)              425
Non-controlling interest                                            (969)             (869)           (2,636)           (2,651)
                                                       ------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                           (9,238)           (6,222)          (18,643)          (17,772)
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------

Basic and diluted net loss per share                               (0.20)            (0.15)            (0.43)            (0.46)
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
Weighted average number of shares                             45,253,682        40,452,019        42,993,432        38,552,019
Issued and outstanding shares                                                                     45,330,992        40,452,519


                                                                                                SEPTEMBER 30       DECEMBER 31
                                                                                           ------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                         2003              2002
                                                                                                      $                 $
-------------------------------------------------------------------------------------------------------------------------------

Cash and short-term investments                                                                       75,367            81,534
Other current assets                                                                                  70,312            94,898
                                                                                           ------------------------------------
                                                                                                     145,679           176,432
Long-term assets                                                                                     158,729           154,536
                                                                                           ------------------------------------
Total assets                                                                                         304,408           330,968
                                                                                           ------------------------------------
                                                                                           ------------------------------------
Current liabilities                                                                                   64,316           132,232
Deferred revenues                                                                                     11,993            12,438
Non-controlling interest                                                                              26,525            24,676
Other long-term liabilities                                                                           69,890            51,286
                                                                                           ------------------------------------
                                                                                                     172,724           220,632
Shareholders' equity                                                                                 131,684           110,336
                                                                                           ------------------------------------
Total liabilities and shareholders' equity                                                           304,408           330,968
                                                                                           ------------------------------------
                                                                                           ------------------------------------

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AETERNA LABORATORIES INC.


Date:  November 5, 2003                 By:  /s/Claude Vadboncoeur
-----------------------                      ----------------------------------
                                             Claude Vadboncoeur
                                             Vice President, Legal Affairs and
                                             Corporate Secretary